

June 9, 2023

Kevin Halleran
Chief Financial Officer
Oak Street Net Lease Trust
30 N. LaSalle St., Suite 4140
Chicago, IL 60602

  Re: Oak Street Net Lease Trust
    Amendment No. 1 to Registration Statement on Form 10-12G
    Filed May 16, 2023
    File No. 000-56536

Dear Kevin Halleran:

  We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2023 letter.

Amendment 1 to Form 10

Item 1. Business
Compensation of the Adviser, page 15

1. We note your response to comment 6 of our letter. Please revise this section to provide a table of each fee accrued through March 31, 2023.

Allocation of Investment Opportunities, page 24

2. We note your response to comment 7 of our letter, including your statement that Other Blue Owl Accounts have priority over you to invest in properties with certain long term net leases to investment grade tenants, and that one Other Blue Owl Account has priority over you in terms of net leases to non-investment grade tenants. Please quantify the number of other entities with which you will have conflicts with. Additionally, please

quantify the number of entities that will have priority over you for investments and disclose the amounts that Other Blue Owl Accounts have available for investment in properties with investment grade tenants, and separately, with respect to the one Other Blue Own Account, in properties with non-investment grade tenants.

Share Repurchase Plan, page 25

3. We note your response to comment 9 and that shareholders will not be able to withdraw their request once they have been notified of the price at which their shares will be repurchased. Please add risk factor disclosure to address the impact on shareholders who request repurchase without knowing the price at which the shares will be repurchased and without being able to withdraw the request. For example, please disclose that if a significant number of holders request redemption, this could incentivize you to engage in activities that could reduce the price at which such shares would be repurchased. Further, please disclose that the price which a shareholder could receive may be significantly less than they anticipate.

Investment Portfolio, page 107

4. We note your response to comment 12. Please revise the tables on page 108 to provide similar disclosure in a footnote.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 140

5. We acknowledge your revised disclosures in response to comment 19, including that you recognized $4.2 million of performance participation allocation expense from inception to December 31, 2022. We note your statement that this fee is paid quarterly in operating partnership units, shares, or cash. Please revise to clarify how this amount was paid.

Item 13. Financial Statements and Supplementary Data
Condensed Consolidated Financial Statements of Oak Street Net Lease Trust
Notes to Condensed Consolidated Financial Statements (Unaudited)
4. Investments in Unconsolidated Real Estate Affiliates, page F-14

6. We note your response to prior comment 22 as well as the updated interim disclosure herein highlighting the aggregate investment amount and remaining purchase obligation of Ivory OSREC OS Aggregator LLC ("OS Aggregator") in STORE Capital, LLC ("STORE"). Consistent with your response, please amend to provide disclosure pertaining specifically to your investment percentage totaling 2.55% as of March 31, 2023, as well as any remaining purchase obligation you are obligated to provide to OS Aggregator for its aggregated investment in STORE.

General

7. We note your response to comment 24. Please revise your disclosure to disclose how you will comply with the Investment Company Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip at 202-551-3573 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Benjamin Wells, Esq.